FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January, 2005

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated January 18, 2005, relating to the expiry of the partnership with State of Wisconsin Investment Board in South Korea, India and Japan

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, 18 January, 2005

Expiry of the partnership with State Of Wisconsin Investment Board in South Korea, India and Japan

Lafarge announces the buyout of minority interests held by State of Wisconsin Investment Board (SWIB) in its cement activities in South Korea, India and Japan, in accordance with the partnership agreements concluded five years ago.

This final transaction marks the end of a successful collaboration that has helped Lafarge's development in Asia.

The transaction is worth $141m, and includes:

•	a 20.3% stake in Lafarge Halla Cement in South Korea, taking its total stake to 71.4%. Lafarge Halla Cement is South Korea's fourth-largest cement producer, with three industrial sites and the capacity to produce 7.5 million tonnes of cement per year.

•	a 23.6% stake in Lafarge India Private Ltd, taking its total stake to 94.4%. Lafarge India Private Ltd is the leading player in Eastern India. With total cement production capacity of 5 million tonnes across two cement plants and a grinding station, this unit supplies around 20% of the Eastern Indian market.

•	a 43% stake in Lafarge Japan Holdings, taking its total stake to 100%. Lafarge Japan Holdings owns 39.4% of Lafarge Aso Cement Ltd, which has two cement plants and total cement production capacity of 3 million tonnes.

1.	In cement, Lafarge has operated in South Korea since 2000 through its stake in Lafarge Halla Cement, which employs almost 900 staff across three production sites in Okke, Singi and Kwangyang. Lafarge's Gypsum division has also operated in South Korea since 1997. With three plants in Yosu, Ulsan and Dangjin, Lafarge has a leading position in the South Korean plasterboard market.

2.	Lafarge moved into India in 1999 by acquiring two plants from the Tata group. It expanded further in India by acquiring the Raymond group's cement plant in January 2001.

3.	Lafarge moved into the Japanese market in September 2001 by acquiring a 39.4% stake in Aso Cement Co via its majority-owned subsidiary Lafarge Japan Holdings Ltd. This unit houses the assets of the Aso group's cement division, particularly two cement plants with total capacity of 3m tonnes.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries. In 2003, the Group posted sales of €13.6 billion and operating profit on ordinary activities of €1.9 billion.

Further information is available on the web site at www.lafarge.com.

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COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Amanda Jones: 33-1 44-34-19 47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 18, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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